Material Change Report

Item 1. Reporting Issuer

Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, Ontario
M9C 5L5

Item 2. Date of Material Change

May 31, 2005

Item 3. Press Release

The Press Release was issued on May 31, 2005 and disseminated by CCN Matthews. The Press Release was filed with SEDAR and EDGAR on May 31, 2005.

Item 4 Summary of Material Change

Vitran Corporation Inc. (“Vitran”) acquired all the common shares of R.A. Christopher, Inc. and Kansas Motor Freight Corp., collectively doing business as Chris Truck Line, based out of Wichita, Kansas.

Item 5 Full Description of Material Change

On May 31, 2005 Vitran, through its wholly-owned subsidiary Vitran Corporation, acquired all of the common shares of Kansas-based regional less-than–truckload freight carrier Chris Truck Line for total consideration of $29.3 million, comprised of $2.8 million of Vitran common shares and $26.5 million of cash. Chris Truck Line will provide Vitran additional coverage to the Midwestern and Southwestern United States and add 13 new terminals to Vitran’s network.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 Omitted Information

Information has not been omitted with respect to the material change.

Item 8 Senior Officer

Sean P. Washchuk, Vice President Finance and Chief Financial Officer, 416-596-7664

Item 9 Date of Report

DATED this 3rd day of June, 2005

Vitran Corporation Inc.

By:	/s/ SEAN P. WASHCHUK

Sean P. Washchuk Vice President Finance and Chief Financial Officer